EXHIBIT 2
                                 PRESS RELEASE

Colonial Bank member FDIC
PRESS RELEASE

Colonial BancGroup
P.O. Box 1108
Montgomery, AL 36101
FAX (205) 240-5345

For more information contact:
Colonial BancGroup (Montgomery)
Flake Oakley (334) 240-6035
Walter Hargrove (334) 240-5590

Colonial Bank (Orlando)
Charlie Brinkley (407) 481-8833

First Family (Eustis)
David M. Shepherd (352) 357-4171

For immediate release
July 25, 1996

Colonial Bank to Acquire First Family Bank

     MONTGOMERY, AL -- Colonial BancGroup Chairman, CEO and President Robert E. Lowder, along with First Family Financial Corporation Chairman, CEO and President David M. Shepherd jointly announced today that the companies have entered into a definitive agreement to merge First Family Financial Corporation into Colonial BancGroup. First Family Financial Corporation's subsidiary First Family Bank, FSB, based in Eustis, Florida will become a wholly-owned subsidiary of Colonial BancGroup. Colonial will pay $23.50 per share, half in cash and half in stock, for First Family's outstanding shares, a total value of $12.8 million. At June 30, 1996, First Family had $155.8 million in assets and had produced net income of $1.4 million for the year ended June 30, 1996.

     First Family is located in Lake County, Florida, and is part of the Orlando Metropolitan area, which is considered to be one of the fastest-growing markets in the Southeast. First Family's five offices are located in Eustis, Leesburg, Mount Dora, Tavares and Umatilla. A sixth office is scheduled to open on August 8, 1996 in Lady Lake.

     "This acquisition represents another step in Colonial's long-term strategy to realize the benefits inherent in Florida's high-growth markets. We completed the acquisition of the largest independent bank in Orlando several weeks ago, and announced another acquisition in nearby Volusia County yesterday. This latest move to the adjacent markets in Lake County will benefit our Florida customers through expanded banking offices and our shareholders through in-market cost savings. Colonial intends to continue to pursue our community banking approach in other attractive Florida markets," said Mr. Lowder.

     "I am enthusiastic about the prospects for our merged companies. We are proud of the services First Family has provided to our community over the years and are excited about joining Colonial BancGroup which has a strong reputation for community banking. This association with Colonial will be good for our shareholders, customers and employees," said Mr. Shepherd.

     Charlie Brinkley, Jr., President and CEO of Colonial Bank in Florida, stated, "We are excited about our pending acquisition of First Family. First Family has been a good corporate citizen in the Central Florida community for more than 60 years. We're looking forward to becoming involved in the dynamic market which First Family operates. We believe that this affiliation combined with Colonial's Orlando operations will provide an excellent base from which to expand our operations in Florida."

     Completion of the transaction is subject to approval by various regulatory bodies and First Family's shareholders.

     Colonial BancGroup is a multi-bank holding company headquartered in Montgomery, Alabama with assets of $4.5 billion and 127 full service offices in Alabama, Florida, Georgia and Tennessee. Colonial is traded on the New York Stock Exchange under the symbol CNB. In most newspapers the stock is listed as ColBgp.